# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewAmsterdam Pharma Company N.V., CIK 0001936258
CUSIP: N62509109
Title of class of securities: Ordinary Shares, nominal value Euro 0.12 per share
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001818893
Persons authorized to receive notices and communications: Bain Capital Life Sciences, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCLS Fund III Investments, LP (CIK 0001952107): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,059,896; sole dispositive power 0; shared dispositive power 2,059,896; aggregate amount beneficially owned 2,059,896 (1.76% of the class)
- Bain Capital Life Sciences Opportunities III, LP (CIK 0001950105): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,257,141; sole dispositive power 0; shared dispositive power 1,257,141; aggregate amount beneficially owned 1,257,141 (1.06% of the class)
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 89,142; sole dispositive power 0; shared dispositive power 89,142; aggregate amount beneficially owned 89,142 (0.08% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 114,017; sole dispositive power 0; shared dispositive power 114,017; aggregate amount beneficially owned 114,017 (0.1% of the class)
- BCLS II Equity Opportunities, LP (CIK 0001814474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 375,512; sole dispositive power 0; shared dispositive power 375,512; aggregate amount beneficially owned 375,512 (0.32% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,857; sole dispositive power 0; shared dispositive power 10,857; aggregate amount beneficially owned 10,857 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value Euro 0.12 per share
Name of issuer: NewAmsterdam Pharma Company N.V.
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Comment: This Amendment No. 6 to Schedule 13D relates to the ordinary shares, nominal value Euro 0.12 per share (the "Ordinary Shares"), of NewAmsterdam Pharma Company N.V., a public limited liability company incorporated in the Netherlands (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 2, 2022, as amended by Amendment No. 1 filed on June 13, 2023, Amendment No. 2 filed on March 1, 2024, Amendment No. 3 filed on December 17, 2024, Amendment No. 4 filed on November 7, 2025 and Amendment No. 5 filed on December 4, 2025 (the "Initial Statement" and, as further amended by this Amendment No. 6, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, after giving effect to the transactions described in Item 5(c) below, (i) BCLS Fund III directly holds 2,059,896 Ordinary Shares, representing approximately 1.8% of the outstanding Ordinary Shares; (ii) BCLS Fund III Opportunities directly holds a Pre-Funded Warrant to acquire up to 1,257,141 Ordinary Shares, representing approximately 1.1% of the outstanding Ordinary Shares; (iii) BCLS Fund II directly holds a Warrant to acquire up to 89,142 Ordinary Shares, representing approximately 0.1% of the outstanding Ordinary Shares; (iv) BCLS II Investco directly holds 114,017 Ordinary Shares, representing approximately 0.1% of the outstanding Ordinary Shares; (v) BCLS Fund II Opportunities directly holds a Pre-Funded Warrant to acquire up to 375,512 Ordinary Shares, representing approximately 0.3% of the outstanding Ordinary Shares; and (vi) BCIPLS directly holds a Warrant to acquire up to 10,857 Ordinary Shares, representing approximately 0.01% of the outstanding Ordinary Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 2,173,913 Ordinary Shares, Warrants to acquire up to 99,999 Ordinary Shares and Pre-Funded Warrants to acquire up to 1,632,653 Ordinary Shares, collectively representing approximately 3.3% of the outstanding Ordinary Shares.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 116,903,979 Ordinary Shares issued and outstanding as of April 29, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 7, 2026, and (ii) 1,732,652 Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants and Warrants held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: On May 8, 2026, BCLS Fund III and BCLS II Investco sold 284,268 and 15,732 Ordinary Shares, respectively, at a weighted average price of $38.71 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), for aggregate consideration of $11.6 million. On May 11, 2026, BCLS Fund III and BCLS II Investco sold 284,268 and 15,732 Ordinary Shares, respectively, at a weighted average price of $39.98 per share pursuant to Rule 144 under the Securities Act for aggregate consideration of $11.9 million. On May 12, 2026, BCLS Fund III and BCLS II Investco sold 2,747,924 and 152,076 Ordinary Shares, respectively, at a weighted average price of $37.22 per share pursuant tot Rule 144 under the Securities Act for aggregate consideration of $107.9 million.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the sale of Ordinary Shares on May 12, 2026 described in Item 5(c) above, the Reporting Persons ceased to beneficially own 5% or more of the Issuer's outstanding Ordinary Shares.

## Signatures
- BCLS Fund III Investments, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (05/14/2026)
- Bain Capital Life Sciences Opportunities III, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (05/14/2026)
- Bain Capital Life Sciences Fund II, L.P.: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (05/14/2026)
- BCLS II Investco, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (05/14/2026)
- BCLS II Equity Opportunities, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (05/14/2026)
- BCIP Life Sciences Associates, LP: /s/ Adam Koppel, Adam Koppel, Authorized Signatory of Boylston Coinvestors, LLC (05/14/2026)